As filed with the Securities and Exchange Commission on June 2, 2004
 ==============================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 2)
                              --------------------
                          Vishay Intertechnology, Inc.
                       (Name of subject company (issuer))
                              --------------------
                          Vishay Intertechnology, Inc.
                 (Names of filing persons (identifying status as
                        offeror, issuer or other person))
        Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Subordinated)
                         (Title of class of securities)
                             928298AC2 and 928298AD0
                     (CUSIP numbers of class of securities)
                                Richard N. Grubb
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                        Malvern, Pennsylvania 19355-2120
                                 (610) 644-1300

      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
                              --------------------
                                   Copies To:

          Avner Z. Lahat, Esq.                   Abbe L. Dienstag, Esq.
      Vishay Intertechnology, Inc.         Kramer Levin Naftalis & Frankel LLP
           63 Lincoln Highway                       919 Third Avenue
    Malvern, Pennsylvania 19355-2120            New York, New York 10022
             (610) 644-1300                          (212) 715-9100

                              --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_| third-party tender offer subject to Rule 14d-1.

            |X| issuer tender offer subject to Rule 13e-4.

            |_| going-private transaction subject to Rule 13e-3.

            |_| amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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      This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 5, 2004. The Schedule TO relates to the option of the holders of Vishay's Liquid Yield OptionTM Notes due 2021 (Zero Coupon-Subordinated) (LYONs) to require Vishay to purchase their LYONs on the purchase date of June 4, 2004. The option is exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice/prospectus, dated May 5, 2004, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The option will expire at 5:00 p.m., New York City time, on June 3, 2004, the day prior to the purchase date. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between the Company and The Bank of New York, as trustee.

Item 7. Source and Amount of Funds or Other Consideration

      On June 1, 2004, Vishay Intertechnology, Inc. announced that it will issue
32.6669 shares of its common stock per $1,000 principal amount at maturity of its LYONs to holders who elect to exercise their option to require Vishay to repurchase their LYONs on June 4, 2004. Cash will be paid in lieu of fractional shares. The number of shares was computed based upon the quotient of $602.77 divided by the average closing price on the New York Stock Exchange of Vishay's common stock over the five trading day period ending on June 1, 2004. This average was $18.452. The maximum number of shares issuable if all holders of LYONs elect to exercise the option is approximately 12,577,000 shares of common stock.

      Vishay's ability to pay the purchase price in shares of common stock is subject to a number of conditions. At this time, Vishay anticipates that these conditions will be satisfied. If these conditions are not satisfied prior to the close of business on the purchase date, Vishay will be obligated to pay the purchase price in cash.

      A copy of Vishay's press release issued on June 1, 2004 is filed as an exhibit to this amendment.


Item 12. Material to be Filed as Exhibits.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(B)  Press Release dated June 1, 2004 (incorporated by reference to
           Exhibit 99.1 to Vishay's current report on Form 8-K filed on June 2,
           2004).




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TM "Liquid Yield Option" and "LYON" are trademarks of Merrill Lynch & Co.,
Inc.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2004

                                    VISHAY INTERTECHNOLOGY, INC


                                    By: /s/ Richard N. Grubb
                                       -------------------------------
                                       Richard N. Grubb
                                       Executive Vice President and
                                       Chief Financial Officer





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